UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

BRITISH ENERGY PLC

3 Redwood Crescent, Peel Park

East Kilbride, G74 5PR

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

BRITISH ENERGY PLC

QUARTER ENDED JUNE 30, 2004

Introduction

In this quarterly report, except as otherwise specified, ‘British Energy’, the ‘British Energy Group’, the ‘Group’, the ‘Company’, ‘we’, ‘us’ or ‘our’ refer to British Energy plc and its subsidiaries and any of their respective predecessors in business, as the context may require. We were incorporated under the Companies Act 1985, as amended (the ‘Companies Act’) on December 13, 1995.

Our registered office is located at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland, and our telephone number is 011 44 1355 262000. Our website address is www.british-energy.com. The information on our website is not a part of this quarterly report.

Exchange Rates

We publish our financial statements in pounds sterling. In this quarterly report, references to ‘pounds sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency. References to ‘US dollars’, ‘US$’ or ‘$’ are to US currency and references to ‘Canadian dollars’, or ‘C$’ are to Canadian currency.

Technical Terms

This quarterly report refers to certain technical terms used to measure output of electricity and the production of electricity over time. The basic unit for the measurement of electricity output is a kilowatt (‘kW’). The basic unit for the measurement of electricity production is a kilowatt-hour (‘kWh’); that is, one hour of electricity production at a constant output of one kilowatt. One thousand kilowatts are a megawatt (‘MW’) or, in terms of production, a megawatt-hour (‘MWh’). One thousand megawatts are a gigawatt (‘GW’) or, in terms of production, a gigawatt-hour (‘GWh’). One thousand gigawatts are a terawatt (‘TW’) or, in terms of production, a terawatt-hour (‘TWh’).

Information Regarding Forward-Looking Statements

This quarterly report contains certain ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	statements concerning our Proposed Restructuring and the effect of our Proposed Restructuring on our business and financial condition or results of operations,

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, and

•	other matters that are not historical facts concerning our business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. For a discussion of some of the risks associated with these forward-looking statements, see the section entitled ‘Item 3. Key Information – Risk Factors’ in the Form 20-F for the year ended March 31, 2004 dated September 30, 2004. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbor provision contained in Section 21E of the US Securities Exchange Act of 1934.

Non-GAAP Financial Measures

Realized Price

We calculate our realized price for electricity by dividing revenue (net of energy supply costs and miscellaneous income) by total output. Realized price is not derived in accordance with accounting principles generally accepted in the United States (‘US GAAP’) and should not be exclusively relied upon when evaluating our business. Realized price constitutes a Non-GAAP financial measure because we eliminate energy supply costs (i.e. the cost of transmitting electricity to our customers) and miscellaneous income from total turnover. We make these adjustments to turnover because we believe that they allow our management team and our investors to better understand the net price that consumers are paying for our electricity.

EBITDA and EBITDA excluding joint venture and business disposals

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA and EBITDA excluding joint venture and business disposals are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with US GAAP. EBITDA and EBITDA excluding joint venture and business disposals are not measurements of our financial performance or liquidity under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

We also present EBITDA and EBITDA excluding joint venture and business disposals because we believe that they are frequently used by certain of our investors and other interested parties in evaluating our financial performance. EBITDA and EBITDA excluding joint venture and business disposals can facilitate comparisons of operating performance from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and booked depreciation, amortization of assets (affecting relative depreciation and amortization of expense) and joint venture and business disposals.

Nevertheless, EBITDA and EBITDA excluding joint venture and business disposals have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under US GAAP. Some of these limitations are:

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect any cash requirements for such replacements;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect certain non-cash items; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and EBITDA excluding joint venture and business disposals should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our US GAAP results and using EBITDA and EBITDA excluding joint venture and business disposals only as supplemental measures.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions, except per-share amounts)

	Three Months Ended June 30, 2004	Year Ended March 31, 2004
Operating Revenues
Operating revenues	£372	£1,516

Operating Expenses
Fuel	(155)	(489)
Loss from movements in derivative contracts	(91)	(90)
Staff costs	(78)	(272)
Operating and maintenance expense	(111)	(475)
Depreciation and amortization	(29)	(101)
Energy supply costs	(70)	(260)

Total operating expenses	(534)	(1,687)

Operating Loss	(162)	(171)

Joint venture	—	47
Net interest expense	(15)	(64)

Loss Before Income Tax Benefit	(177)	(188)
Income Tax Benefit	18	2,211

(Loss)/Income Before Cumulative Effect of Change in Accounting Principle	(159)	2,023
Cumulative Effect of Change in Accounting Principle, net of tax	—	5,539

Net (Loss)/Income	£(159)	£7,562

Common Stock Data
Weighted-average shares outstanding
Basic and Diluted	602	602
(Loss)/Earnings per share
Basic and Diluted	£(0.26)	£12.56
(Loss)/Earnings per share (before cumulative effect of change in accounting principle)
Basic and Diluted	£(0.26)	£3.36
Earnings per share (arising from cumulative effect of change in accounting principle)
Basic and Diluted	£—	£9.20

	£(0.26)	£12.56

See the accompanying notes to the Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED BALANCE SHEETS (unaudited)

(In millions)

	June 30, 2004	March 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	£180	£276
Restricted cash	321	297
Receivables, net	246	273
Inventory	100	97

Total current assets	847	943

Property, Plant and Equipment
Cost	13,807	13,789
Less accumulated depreciation and amortization	12,640	12,623

Net property, plant and equipment	1,167	1,166

Investments	457	444

Total Assets	£2,471	£2,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Long-term debt due within one year	£220	£197
Accounts payable	144	180
Accruals	158	199
Asset retirement obligations due within one year	579	554
Other creditors	488	395

Total current liabilities	1,589	1,525

Long-term Debt	641	662

Deferred Credits and Other Liabilities
Asset retirement obligations	1,506	1,468
Pension obligation	154	152
Other long term obligations	201	215

Total deferred credits and other liabilities	1,861	1,835

Shareholders’ Equity
Common stock	277	277
Additional paid in capital	499	499
Non-equity share capital	93	93
Retained losses	(2,209)	(2,050)
Treasury stock	(159)	(159)
Accumulated other comprehensive income	(121)	(129)

Total shareholders’ equity	(1,620)	(1,469)

Total Liabilities and Shareholders’ Equity	£2,471	£2,553

See the accompanying notes to the Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(In millions)

	Three Months Ended June 30, 2004	Year Ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	£(159)	£7,562
Adjustments to reconcile net (loss)/income to net cash (used)/provided by operating activities:
Depreciation and amortization (including amortization of nuclear fuel)	29	101
Cumulative effect of change in accounting principle	—	(5,539)
Income from joint venture	—	(200)
Net (gains)/losses on sales of equity investments and other assets	(4)	118
Deferred tax	(18)	(2,209)
Pension expense	10	53
Employee severance provision	8	—
Loss from movements in derivative contracts	87	85
Accretion of nuclear liabilities	85	244
Liabilities discharged	(37)	(75)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(77)	27
Other liabilities	(4)	(53)
Inventory	(3)	(8)
Other assets	—	18
Other debtors	27	34

Cash (outflow)/inflow from operating activities	(56)	158

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments	4	171
Amounts placed on restricted use term deposit	(24)	(88)
Purchase of investment securities	(5)	(19)
Capital expenditure	(15)	(70)

Net cash used in investing activities	(40)	(6)

CASH FLOWS FROM FINANCING ACTIVITIES
Movement in book overdraft	—	(7)

Net cash used in financing activities	—	(7)

Net (decrease)/increase in cash and cash equivalents	(96)	145
Cash and cash equivalents at beginning of period	276	131

Cash and cash equivalents at end of period	£180	£276

See the accompanying notes to the Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)

(In millions)

	Total	Retained Losses	Other Comprehensive Income	Treasury Stock	Additional Paid in Capital	Non- Equity	Common Stock
Balance at April 1, 2003	£(9,137)	£(9,612)	£(235)	£(159)	£499	£93	£277
Net income	7,562	7,562	—	—	—	—	—
Translation adjustments	(15)	—	(15)	—	—	—	—
Pensions (net of £14m tax charge)	34	—	34	—	—	—	—
Unrealized gains on securities	87	—	87	—	—	—	—

Total comprehensive income	7,668	7,562	106	—	—	—	—

Balance at March 31, 2004	(1,469)	(2,050)	(129)	(159)	499	93	277
Net income	(159)	(159)	—	—	—	—	—
Unrealized gains on securities	8	—	8	—	—	—	—

Total comprehensive income	(151)	(159)	8	—	—	—	—

Balance at June 30, 2004	£(1,620)	£(2,209)	£(121)	£(159)	£499	£93	£277

See the accompanying notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. Basis of Preparation

(i) Introduction

These quarterly financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended March 31, 2004. This is the first set of quarterly results to be published by British Energy under US GAAP and therefore no comparative information is provided for the quarter ended June 30, 2003.

In the opinion of management, the accompanying unaudited consolidated financial statements of British Energy contain all adjustments including usual recording adjustments necessary to present fairly, in all material respects, the Company’s consolidated balance sheets as of June 30, 2004 and March 31, 2004 and the consolidated statements of income and cash flows for the three-month period to June 30, 2004 and year ended March 31, 2004. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual report on Form 20-F for the year ended March 31, 2004 filed on September 30, 2004. The results of operations for the three-month period ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

(ii) Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on September 5, 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On September 9, 2002 the UK Government granted the Company a credit facility of up to £410m (the ‘Government Facility’) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilize its trading position in the UK and North America. On September 26, 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to £650m until November 29, 2002 to give the Company sufficient opportunity to develop a restructuring plan. On November 28, 2002 British Energy announced that the Government Facility had been further extended until March 9, 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (‘EPL’)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the ‘Secretary of State’) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On February 14, 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the ‘Eggborough Banks’), The Royal Bank of Scotland plc (‘RBS’) as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited (‘TPL’), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (‘Total’) and Enron Capital & Trade Europe Finance LLC (‘Enron’) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the ‘Significant Creditors’) and British Nuclear Fuels plc (‘BNFL’); and

(b)	the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (‘BEG’), British Energy Generation (UK) Limited (‘BEGUK’) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the holders of those bonds being referred to collectively as the ‘Bondholders’).

On March 7, 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest of (1) September 30, 2004, (2) the date on which the Proposed Restructuring outlined in (iii) below, (the ‘Proposed Restructuring’) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (‘Commission’) decision or an obligation under EU law (the ‘Final Maturity Date’). In the meantime the Secretary of State may require repayment of the Government Facility if she concludes that the Proposed Restructuring cannot be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from September 30, 2004 to January 31, 2005.

On October 1, 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by October 31, 2003 had obtained the further approvals and agreements required.

The Company also agreed the proposed disposal of its 50% interest in AmerGen to Exelon Generation Company LLC (‘Exelon’) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on December 22, 2003.

The Government Facility was temporarily increased to £275m on November 27, 2003. The additional £75m ceased to be available on the Group’s receipt of the proceeds from the sale of AmerGen on December 23, 2003.

On December 19, 2003 Bondholders approved amendments to the trust deed constituting the bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement (as defined in (iii) below). Following formal amendment of the trust deed, a new standstill agreement has been entered into with creditors in place of the Standstill Agreement dated February 14, 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of September 5, 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group’s cash flows.

The Board is exploring initiatives to achieve sufficient liquid resources to implement the Proposed Restructuring, including investigating the availability of third party financing. On August 25, 2004 BEG entered into a three year trade receivables financing facility (‘Receivables Facility’) with a financial institution under which, on utilization, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilization, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply licence and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at September 30, 2004, the Receivables Facility had not been utilized.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of September 30, 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on October 31, 2003) (the ‘Creditor Restructuring Agreement’); and

(b)	the Government Restructuring Agreement dated October 1, 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (‘BEPET’), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (‘NLF’)) and the trustees of the Nuclear Trust (the ‘Government Restructuring Agreement’).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By October 31, 2003 all these requirements had been satisfied as follows:

(a)	bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)	all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for New Bonds and New Ordinary Shares and settling new arrangements for Eggborough (the claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the ‘Creditors’ Scheme’). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself);

•	the amendment and extension of our contracts with BNFL for front-end and back-end related fuel services for the Group’s AGR stations announced on March 31, 2003 and May 16, 2003 and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a large number of conditions in the Creditor Restructuring Agreement including, amongst other things:

•	the receipt by the Secretary of State of notification of a satisfactory decision by the Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. The Secretary of State received this notification on September 22, 2004;

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	agreement of presently unsettled documents with creditors;

•	the approval of the Court of Session, Scotland; and

•	the listing of the New Shares and Bonds.

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Ordinary Shares (to be issued as part of the Proposed Restructuring), the CTA global bond to be held by EPL to fund the £150m of New Bond-equivalent payments under the new Eggborough arrangements (as represented by the ‘CTA Global Bond’) or the new Eggborough arrangements.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the creditors have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of the issued ordinary shares of the new parent company of the Group (‘British Energy Group plc’).

The Eggborough Banks as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150 million under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options under which they may acquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104 million (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favor of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105% of the price offered to the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under an Amended Credit Agreement and the options.

Standstill arrangements

The Creditor Restructuring Agreement and ancillary agreements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the ‘Consenting Bondholders’) and BNFL (together the ‘Consenting Creditors’) from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable by British Energy during the period of the standstill (the ‘Standstill Period’) until the earliest of:

(a)	12 noon on the earlier of January 31, 2005 and the date falling 120 days after the satisfaction of the initial conditions to the Proposed Restructuring (the ‘Restructuring Longstop Date’);

(b)	termination of the Creditor Restructuring Agreement or the standstill arrangements in accordance with their terms; or

(c)	the completion of the Proposed Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a termination event. The termination events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate and vice versa.

The standstill arrangements were extended to include all Bondholders at March 24, 2003 as set out in a supplemental trust deed dated March 31, 2003.

Under the standstill arrangements, RBS, the Eggborough Banks, Significant Creditors and Bondholders are to be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements. The terms of the bonds were amended in March 2003 for interest to be paid on a six monthly rather than an annual basis. In respect of the Significant Creditors and RBS, interest was paid first on March 25, 2003 and is subsequently payable on the last business day of every six month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at February 14, 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants by British Energy for the benefit of the Consenting Creditors that have signed it, as well as for the benefit of the remaining Bondholders pursuant to a supplemental trust deed dated March 31, 2003, including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing British Energy Group plc as the new parent company of the Group and a directly wholly owned subsidiary of British Energy Group plc as an intermediate holding company (‘British Energy Holdings plc’).

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each and A shares of 60 pence each under a scheme of arrangement with its shareholders (the ‘Members’ Scheme’), and issue to shareholders: (i) New Ordinary Shares in British Energy Group plc equal to 2.5% of the issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of British Energy Group plc (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled ‘Government Restructuring Agreement’ below)) immediately following implementation of the Proposed Restructuring. The subscription price under the warrants is £28.95m in aggregate, equivalent to an equity market capitalization of the Group of £550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members’ Scheme is not approved by the requisite majority of shareholders or for any other reason the Members’ Scheme is not implemented, the Company will dispose of all its business and assets to British Energy Holdings plc (the ‘Disposal’). If the Disposal is approved by the shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of British Energy Group plc immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by the shareholders in general meeting, shareholders will not receive any shares or warrants and the Company will be delisted.

On September 3, 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the ‘Requisitioned EGM’). Those groups of shareholders were Polygon Investment Partners LLP (‘Polygon’), Brandes Investment Partners LLP (‘Brandes’) and their respective associates. We are, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If we were required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of our shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

We announced on September 23, that the Requisitioned EGM will be held on October 22, 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, we would be applying to the UKLA to cancel the listings of our ordinary and A Shares. As a consequence, and as announced on September 23, 2004, the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. The suspension and possible delisting from the NYSE does not affect our status as a SEC registrant under the US Securities Exchange Act 1934, or our periodic reporting obligations.

On September 24, 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of January 31, 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on October 22, 2004 as described in the notice mailed to our shareholders. We continue to reiterate our unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the Group and, in certain cases, the NLF, which effect the proposals regarding the manner in which the decommissioning and other uncontracted liabilities of the Group are to be funded and the agreements relating to the funding of certain of the contracted nuclear liabilities of the Group (the ‘Nuclear Liabilities Agreements’). It also effects some further amendments to the Government Facility. As noted above the Government Facility will terminate (unless previously extended) on the Final Maturity Date.

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring (including as the holder of a number of special shares) and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Longstop Date;

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including British Energy Group plc and British Energy Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the United Kingdom Listing Authority (‘UKLA’) Listing Rules without qualification (whether or not British Energy Group plc is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

•	there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Longstop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the court order sanctioning the Creditors’ Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated October 10, 2003, the NLF will fund certain of the Group’s qualifying uncontracted nuclear liabilities and costs of decommissioning the Group’s nuclear power stations, and the Secretary of State will fund certain of the Group’s contracted liabilities relating to historic spent fuel and qualifying nuclear liabilities and qualifying decommissioning costs to the extent there is any shortfall in the NLF. In consideration for the assumption of these liabilities, British Energy Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (indexed to RPI and tapering as stations are currently scheduled to close); (ii) £150,000 (indexed to RPI) for every tonne of uranium loaded into Sizewell B, our Pressurized Water Reactor nuclear power station, after completion of the Proposed Restructuring; and (iii) an annual contribution equal to a percentage of the Group’s adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the ‘NLF Cash Sweep Payment’).

The entitlement of the NLF to the NLF Cash Sweep Payment is convertible into an equity shareholding in British Energy Group plc equal to the same percentage of the thereby enlarged issued share capital. Although the NLF will receive convertible ordinary shares equal to the then prevailing NLF Cash Sweep Payment percentage (again subject to a maximum of 65%) the terms of the convertible ordinary shares into which such entitlement will convert will limit the general voting rights attaching to such shares equal to the amount which can be held without triggering a mandatory offer under the Takeover Code, being currently 29.9% of the voting rights in the Company (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). The convertible ordinary shares will be converted into ordinary shares with no such restrictions on voting automatically on their transfer by the NLF to a third party but may not otherwise be converted at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to establish and maintain cash reserves to provide collateral for trading and operations, cover lost revenue and costs resulting from plant outages and to meet other working capital requirements (the ‘Cash Reserve’). The initial target amount for the Cash Reserve is £490m plus the amount by which cash employed as collateral exceeds £200m.

The above is a summary only and investors are strongly advised to read the entire announcement which was issued by the Company on October 1, 2003, which contains additional important information not included in this summary.

(iv) Principles Underlying Going Concern Assumption

Notwithstanding the statements within the ‘Future Liquidity’ section of the Management’s Discussion and Analysis, the financial statements have been prepared on a going concern basis because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfillment of the conditions of the Proposed Restructuring and achievement of the Group’s cash generation initiatives, in each case within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a large number of significant uncertainties and important conditions.

If for any reason British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

(v) Basis of Consolidation

The consolidated financial statements include, after eliminating intercompany transactions, the financial statements of the Company and all its subsidiaries in conformity with US GAAP. Investments in partially-owned affiliates are accounted for by the equity method when it is deemed that the Company has the ability to exercise significant influence on that affiliate.

(vi) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. (Loss)/Earnings Per Common Share

Basic (loss)/earnings per share are based on a weighted average of common shares outstanding. Diluted (loss)/earnings per share reflect the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance awards and convertible debt were exercised or converted into common stock. The numerator for the calculation of both basic and diluted earnings per share is earnings available for common shareholders. The Company does not currently have any outstanding dilutive securities at a price, which would result in a dilutive effective on (loss)/earnings per share.

The following table sets forth the computation of basic (loss)/earnings per share:

	Three Months ended June 30, 2004	Year ended March 31, 2004
	£m	£m
Numerator for basic earnings per share – (loss)/earnings available to shareholders	(159)	7,562

Denominator for basic (loss)/earnings per share – weighted average shares (millions)	602	602

3. Stock Based Compensation

The Company has three stock compensation schemes—a ShareSave Scheme, an Employee Share Scheme, and an Executive Share Option Scheme. The Company has elected to account for its stock compensation schemes in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 – ‘Accounting for Stock-Based Compensation’ using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option schemes as at the date of grant of the options. This fair value, less amounts to be contributed by employees is charged to the profit and loss account over the period from the date the options were granted to the date at which the options are expected to vest on the employees. The corresponding credit is included in Shareholders’ Funds. There were no options issued during the three-month period ended June 30, 2004.

4. Inventory

Inventory consists primarily of coal held for electrical generation and stores and strategic spares. Inventory is held at lower of cost or market value.

	June 30, 2004	March 31, 2004
	£m	£m
Coal stocks	16	15
Stores/strategic spares	84	82

	100	97

5. Employee Benefit Obligations

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (‘ESPS’), the British Energy Generation Group (‘BEGG’) for the majority of employees and the British Energy Combined Group (‘BECG’) for the employees at Eggborough power station. The ESPS is a defined benefit scheme, which is externally funded. Each pension group that participates in the ESPS is financially independent from the other groups. The following table shows the components of the net periodic pension costs for the BEGG and BECG pension schemes.

Components of Net Periodic Pension Costs

	Three Months Ended June 30, 2004	Year Ended March 31, 2004
	£m	£m
Service cost	10	34
Interest cost	29	103
Expected return on plan assets	(32)	(105)
Amortization of prior service costs	1	3
Amortization of transition asset	(3)	(12)
Amortization of actuarial loss	5	24

Net periodic pension charge	10	47
FAS 88 termination cost – current year	—	1

Net periodic pension cost	10	48

6. Segmental Analysis

Through consideration of our product, geographic area and regulatory environment, we have concluded that we have one business, being the generation and sale of electricity in the UK, resulting in one operating segment of Generation and Trading.

Revenues and operating (losses)/profits are measured on a segmental basis in accordance with UK GAAP as this is the basis on which management information is prepared, and has been reconciled to the primary statements which have been prepared in accordance with US GAAP. Consequently most of the reconciling items are as a result of the differing accounting treatments between UK GAAP and US GAAP. A summary of the more significant differences is included in Part II, Item 3 Other Information of this Report. The chief operating decision maker evaluates segment performance and makes decisions on the basis of UK GAAP profit and loss information. Net asset information is not reviewed by the chief operating decision maker and so has not been presented in the segmental analysis.

The following table presents segment revenues and net operating profit, reconciled to net profit in the statement of income. All segment revenues arise from external customers:

	June 30, 2004	March 31, 2004
	£m	£m
Segmental Analysis
Generation and Trading revenues	369	1,493

Segmental operating profit	1	100
Including: Depreciation	(18)	(50)
Settlement of Siemens claim	—	18
Head office	(14)	(26)

Discontinued segments
North America	—	21

Total segmental operating (loss)/profit	(13)	95

Reconciliation to loss before tax
Employee severance provision	(8)	—
Depreciation	(3)
Restructuring costs	(5)	(43)
UK GAAP to US GAAP adjustments and statutory reclassifications	(133)	(226)
Other statutory reclassifications	—	3

Operating loss	(162)	(171)
Joint venture	—	47
Interest receivable	5	11
Interest payable	(20)	(75)

Loss before tax	(177)	(188)

The following table presents segment revenues reconciled to revenue in the statement of income. All segment revenues arise from external customers:

	June 30, 2004	March 31, 2004
	£m	£m
Reconciliation of revenues
Generation and Trading revenues from external customers	369	1,493
Head office	3	38

Total segmental revenues	372	1,531

Income reclassified for statutory accounts	—	(18)
Other statutory reclassifications	—	3

Operating revenues	372	1,516

7. Derivative Instruments

The Group uses derivative instruments in the normal course of business, to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices. Subsequent movement in their fair value are reflected in the profit and loss account. The fair value of trading derivatives at June 30, 2004 was £1,522m.

8. Commitments and Contingencies

Legal Proceedings

Exelon

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at December 21, 2003 we may be required to make a payment to Exelon of up to US$13.7m. We served a Dispute Notice on Exelon on June 4, 2004 to preserve our rights and the parties are endeavoring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

Bruce A Restart

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. We received C$20m on March 22, 2004 and C$10m on May 25, 2004 in partial consideration under the Trust Agreement. We are seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted earlier than these dates but have not recognized any additional amounts on our balance sheet at June 30, 2004 because of uncertainties regarding their realization. We are in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

Claims by Bruce Power Investors

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of our part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at June 30, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to these legal proceedings discussed herein, we are involved in a number of other legal proceedings and claims in the ordinary course of business. While management is unable to predict with certainty the outcome of these other legal proceedings and claims, it is not expected that their ultimate resolution, individually or collectively, will have a material adverse effect on the financial statements.

9. Subsequent Events

Output Forecast

On July 30, 2004 we announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, we decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time we also announced our revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. We are satisfied that, in our current circumstances, the impact of this downward revision in output target on the carrying value of our nuclear assets is not material. The expected annual nuclear output for the year ending March 31, 2005 will be given in the prospectus which is to published pursuant to the Proposed Restructuring.

Exelon

As a result of ongoing discussions with Exelon outlined in note 8, we are reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

Polygon

On September 3, 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the ‘Requisitioned EGM’). Those groups of shareholders were Polygon Investment Partners LLP (‘Polygon’), Brandes Investment Partners LLP (‘Brandes’) and their respective associates. We are, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If we were required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of our shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

We announced on September 23, that the Requisitioned EGM will be held on October 22, 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, we would be applying to the UKLA to cancel the listings of our ordinary and A Shares. As a consequence, and as announced on September 23, 2004, the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. The suspension and possible delisting from the NYSE does not affect our status as a SEC registrant under the US Securities Exchange Act 1934, or our periodic reporting obligations.

On September 24, 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of January 31, 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on October 22, 2004 as described in the notice mailed to our shareholders. We continue to reiterate our unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Corporate Headquarters

On September 15, 2004 we announced the proposed sale of our corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.625m and a potential additional cash payment of up to £0.25m if certain letting arrangements come to fruition. We have also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 we signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland. Included within the depreciation charge for the quarter is a charge of £3m to align the carrying value of our corporate headquarters to its market value.

State Aid

On September 22, 2004 we announced the receipt by the Secretary of State of notification from the European Commission that as far as Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidize any of the Company’s businesses. This measure will last indefinitely;

•	there is to be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The European Commission has set down an additional requirement that a threshold of £1.629 billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the aid is being kept to a minimum and is only being used for authorized purposes.

Credit Rating

On September 23, 2004 we announced that we had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of our creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on October 1, 2003.

Classification of British Energy in the Public Sector

On September 24, 2004 the United Kingdom Office for National Statistics (‘ONS’) announced that, with effect from September 9, 2002, the date on which the Credit Facility was granted, we would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over us, first through the Credit Facility, and then as a result of the terms of our Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS’s decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of UK Government control. The background to and terms of the Proposed Restructuring are detailed in note 1 to the financial statements.

The ONS has noted that as the Proposed Restructuring process has not been finalized, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

We are currently assessing the implications of this decision for our business. In particular, we are giving thought to those relationships that will exist post-restructuring that may require to be disclosed under SFAS 57 – ‘Related Party Disclosures’ in our financial statements for the year ending March 31, 2005. We have not, as yet, finalized our conclusions on this.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2004 and the notes thereto which are included in this report.

We also prepare quarterly financial statements under UK GAAP which are available on our website.

OVERVIEW

This report contains our results prepared under US GAAP for the three months ended June 30, 2004. Since this is the first time that we have published results for a June quarter, this report does not contain any comparative information for the equivalent period of the prior year. We have included the results for the year ended March 31, 2004 for reference purposes only.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended June 30, 2004 unless otherwise stated.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, we (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Key points on results

•	We have recorded an operating loss of £162m and a loss before tax of £177m for the three-month period.

•	Total output for the quarter was 16.4 TWh. Nuclear output was down by 12% to 15.0 TWh in the three-month period, compared with 17.0 TWh of nuclear output in the equivalent period last year.

•	Realized price (which is calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) was £18.0/MWh for the three-month period. This compared to £16.9/MWh for the year ended March 31, 2004; an increase of 7%.

•	Operating cash outflow was £56m for the three-month period.

•	As at June 30, 2004 and August 31, 2004 we had cash, including amounts posted as collateral, amounting to £501m and £552m respectively, of which £321m and £300m were deposited as collateral in support of trading and operating activities.

•	A contingent asset of £338m has been accumulated but not recognized in the financial statements as at the period end arising from the revised BNFL contracts. The consequence of this is that the results for the quarter do not reflect the statement of income charge that would arise under the revised BNFL back-end contracts, although any cash flow benefits have already been reflected as cash payments assume the revised BNFL back-end contracts are in place. The charge to the statement of income under the revised BNFL contracts would be £1m higher in the quarter due to increased electricity market prices.

The Proposed Restructuring

The Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions.

On September 22, 2004 we announced the receipt by the Secretary of State of notification from the European Commission that as far as Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidize any of the Company’s businesses. This measure will last indefinitely;

•	there is to be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. In any event, the Proposed Restructuring requires to be completed by the earlier of 120 days after the satisfaction of the initial conditions and January 31, 2005.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

For further information about the Proposed Restructuring see our Annual Report on Form 20-F for the year ended March 31, 2004 under ‘Item 4. Information on the Company—Restructuring.’ However, there can be no assurance that we will complete the Proposed Restructuring. For further information about the risks related to the Proposed Restructuring see our Annual Report on Form 20-F for the year ended March 31, 2004 under ‘Item 3. Risk Factors—Risks relating to completion of the Restructuring.’

BOARD AFFAIRS

During the quarter we announced the appointment of Stephen Billingham as Finance Director Designate. Stephen Billingham joined us in August 2004. As part of the ongoing hand over arrangements Stephen Billingham was appointed to the Board of the Company (the ‘Board’) on September 16, 2004 and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director. Prior to his role at WS Atkins plc, he led the finance team that concluded the Metronet London Underground Public Private Partnership.

On August 5, 2004, we announced the resignation of David Gilchrist from the Board.

On August 27, 2004, we announced the appointment of David Pryde as an independent Non-Executive Director with effect from September 1, 2004. David Pryde has extensive trading and risk management experience having held senior management positions in trading businesses within JP Morgan and Co Inc and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On September 16, 2004 we announced the appointment of Roy Anderson to the Board as Chief Nuclear Officer. Roy Anderson, who joined us on July 5, 2004, was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

RESULTS OF OPERATIONS

We have a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

FACTORS EFFECTING RESULTS OF OPERATIONS

The results of operations are principally affected by changes in plant output and electricity prices. Each of these factors is discussed below.

Plant output

Nuclear output was 15.0 TWh (a 72% load factor) for the three-month period. The UK nuclear output for the equivalent period in 2003 was 17.0 TWh (an 82% load factor). The reduction on prior year is primarily due to the number of unplanned outages occurring in the quarter. Sizewell B, Torness and Heysham 2 all had unplanned outages that lasted for fourteen days or more in the quarter. A rotor earth fault at Sizewell B in April caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A reactor at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the overall loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. There were also a number of other smaller unplanned outages lasting less than fourteen days.

Output from the coal-fired power station at Eggborough was 1.4 TWh during the three-month period. For the equivalent period in the previous year, the output was 1.1 TWh. As Eggborough is operated primarily as a flexible mid-merit power station, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at our nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (‘FGD’) equipment that is being fitted to Units 3 and 4 at Eggborough continued through the three-month period. We have advised the Environment Agency (the ‘EA’) of our intention to opt out Units 1 and 2 from the requirements to set Emission Limit Values (‘ELVs’) under the Large Combustion Plant Directive (the ‘LCPD’), which will mean that these units must close within 20,000 operational hours from January 1, 2008 and in any case no later than December 31, 2015. The decision to apply for an opt out for units 1 and 2 from the ELV limits was on the basis of the Government’s view that opted out plant can opt back in before June 30, 2005, while a decision not to have opted out by June 30, 2004 is irrevocable. It was therefore decided to “conditionally” opt out Eggborough’s two non-FGD units under the LCPD. The EA confirmed that the opt out had been granted on June 30, 2004.

Electricity prices

The market price for forward baseload contracts has continued to rise during the three-month period. Annual contracts for delivery from October 2004 onwards have risen from around £23.5/MWh at the end of March 2004 to over £30/MWh by mid September, an increase of some 28%. As of mid September 2004, fixed price sales contracts were in place covering a large majority of planned output in 2004/05 at an average price for the full year of £20.8/MWh.

During the quarter and continuing from the prior year, our overriding concern was to reduce our exposure to potential falls in the market price of electricity. Therefore we sought to sell forward virtually all of our planned generation. As a result we have not fully benefited from the more recent rises in market prices. We have continued with our trading strategy to reduce exposure to volatility in medium term market prices, utilising a variety of routes to market whilst seeking to reduce the amount of trading collateral required.

Our realized price was £18.0/MWh for the three-month period. This compares to an average price of £16.9/MWh for the year ended March 31, 2004. The higher realized price is a result of the increase in market prices over the previous year, partly offset by seasonal factors and earlier fixed price contracts.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2004

Group Performance

There was an operating loss of £162m for the three-month period.

The loss on ordinary activities before taxation was £177m for the three-month period.

Revenue

Revenue was £372m for the three-month period and is analysed as follows:

	3 months ended June 30, 2004	Year ended March 31, 2004
	£m	£m
Direct supply sales net of energy supply costs	143	522
Energy supply costs recovered from customers	70	260

	213	782
Wholesale generation sales	153	703
Miscellaneous income	6	31

	372	1,516

Direct supply sales

The direct supply business has continued to make good progress during the three-month period in its core market of industrial and commercial customers.

Wholesale generation sales

The level of wholesale generation sales for the quarter reflects partly the changing mix of sales being contracted by us and also the output for the quarter.

Operating expenses

Total operating expenses were £534m for the three-month period, and are further analysed as follows:

	3 months ended June 30, 2004	Year ended March 31, 2004
	£m	£m
Operating expenses
– Fuel	155	489
– Loss from movements in derivative contracts	91	90
– Staff costs	78	272
– Operating and maintenance expense	111	475
– Depreciation and amortization	29	101

	464	1,427
– Energy supply costs	70	260

Total operating expenses	534	1,687

Fuel cost

Total fuel costs amounted to £155m for the three-month period. Nuclear fuel costs were £132m and coal costs were £23m. Coal prices increased by approximately 27% during the period, and accretion of nuclear liabilities also increased during the period, with the charge in the three-month period amounting to £85m.

Loss from movements in derivative contracts

A charge of £91m has been recorded for the quarter as a result of movements in the fair values of commodity contracts and derivatives.

Staff costs

Staff costs were £78m for the three-month period. This includes a charge of £8m for severance in relation to the Group’s restructuring.

Operating and maintenance expense

Operating and maintenance expenses comprise the operating expenses of our power stations and support functions, excluding fuel costs, depreciation and amortization and those items listed above. Operating and maintenance expenses during the three-month period were £111m, including £5m of costs incurred relating to the Proposed Restructuring and £4m of expenditure on research and development.

Depreciation and amortization

Depreciation and amortization charges were £29m for the three-month period. Included within this is a charge of £3m to align the carrying value of our corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Energy supply costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through revenue. Energy supply costs also include costs of £8m related to meeting the cost of compliance with the Renewables Obligation which are also recovered through revenue. We are required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were £70m for the three-month period.

Financing charges

The net interest expense charge of £15m for the quarter comprises interest payable of £20m offset by interest receivable of £5m. Included within this is a benefit of £4m as a result of the movement in the quarter of the fair value of interest rate swap contacts.

Taxation

There was a deferred tax benefit of £18m for the three-month period ended June 30, 2004.

A deferred tax liability of £161m has been recognized at June 30, 2004.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss after taxation for the three-month period of £159m.

Deficit per Share

There was a deficit per share of 26p per share for the three-month period.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

A reconciliation of profit after tax and cumulative adjustments to EBITDA is shown in the following table. The EBITDA calculations are shown for the total results and excluding joint venture and business disposals. The EBITDA excluding joint venture and business disposals calculation is further reconciled to operating cash flow and then to the decrease in total cash and cash equivalents.

	3 months ended June 30, 2004		Year ended March 31, 2004
(Loss)/income after tax and cumulative adjustments	£m	(159)	£m	7,562
Net interest expense		15		64
Income tax benefit		(18)		(2,211)
Depreciation and amortization		29		101
Cumulative effect of change in accounting principle (net of tax)		—		(5,539)

EBITDA		(133)		(23)
Net (gains)/losses on sales of equity investments and other assets		(4)		118
Income from joint venture		—		(200)

EBITDA excluding joint venture and business disposals		(137)		(105)
Accretion of nuclear liabilities		85		244
Pension expense		10		53
Employee severance provision		8		—
Loss from movements in derivative contracts		91		90
Liabilities discharged		(37)		(75)
Working capital movements		(76)		(49)

Operating cash (outflow)/inflow from operating activities		(56)		158
Proceeds on sale of investments		4		171
Amounts placed on restricted use term deposits		(24)		(88)
Purchase of investment securities		(5)		(19)
Capital expenditure		(15)		(70)
Movement in book overdraft		—		(7)

(Decrease)/increase in total cash and cash equivalents	£m	(96)	£m	145

Operating activities

The operating cash outflow for the quarter was £56m. This is partially attributable to the net loss of the three-month period of £159m arising due to lower output and prices, which, when adjusted for depreciation and amortization, income taxes and interest, used £133m of cash. Net interest expense of £15m is a result of interest payable of £20m on our borrowings, offset by interest receivable of £1m on our cash and collateral balances and a benefit of £4m arising from a movement in the fair value of our interest rate swaps. Other components affecting operating cash outflow are working capital, which increased by £76m in the quarter primarily driven by a reduction in accounts receivable due to lower activity in the period and the level of cash collections, offset by a decrease in accounts payable and accruals; losses from movements in the fair value of derivative contracts of £91m; and movements in nuclear liabilities of £48m in the three-month period being accretion of £85m offset by payments to BNFL amounting to £37m based on the revised contracts.

When adjusted for the receipts from the sale of investments, increases in restricted cash, purchase of investment securities and capital expenditure there was a decrease in total cash and cash equivalents of £96m.

Investing activities

During the three month period, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with the Performance Improvement Programme (‘PIP’), totalled £32m, of which £15m has been capitalized as fixed assets. The main projects in the period included replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. Based on our current expectations of future electricity prices and output, and therefore financial resources, we believe that investment in plant projects, major repairs and strategic spares across the whole Group which includes incremental PIP expenditure of approximately £20m will be in the range of £150m to £180m for the year ending March 31, 2005, compared with £128m for the year ended March 31, 2004. We would expect to capitalize a proportion of this expenditure.

Restricted cash increased in the quarter by £24m due to an increased collateral requirement as a result of movements in electricity prices and trading activity.

Capital Resources

At June 30, 2004, total debt of £883m comprised:

•	A project finance loan of £475m secured by, amongst other things, the shares in, and the assets of, Eggborough Power Limited (‘EPL’), a subsidiary company that operates the Eggborough power station. Amounts owed by EPL to the lenders are not guaranteed by us but we guarantee the payment of amounts by British Energy Power and Energy Trading Limited (‘BEPET’) to EPL under the Capacity and Tolling Agreement (‘CTA’). The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. We also provide a subordinated loan facility to EPL. The final instalment of project finance loan principal will be repaid in 2011. The project finance loan currently bears interest at sterling LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements.

•	An aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring.

The amount of credit available under the Government Facility is £200m, all of which was undrawn and available as at June 30, 2004. There were no drawings under the Government Facility at any point during the quarter. The conditions applying to the Government Facility are more fully discussed in Note 1 to the financial statements.

Future Liquidity

We had cash and cash equivalent and restricted cash of £501m at June 30, 2004 of which £321m was deposited as collateral in support of trading and operating activities.

Our main source of liquidity is our operating businesses. Cash generation by the operating businesses is dependent upon the reliability of our power stations in producing electricity, the realized selling price for electricity, operational risk and capital investment expenditure, maintenance requirements as well as collateral requirements relating to trading activities.

We lost our investment grade rating in September 2002. We intend to seek a new credit rating prior to the issuance of New Bonds as part of the Proposed Restructuring. The loss of investment grade rating has meant that we now have to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to us. Given our financial circumstances, certain contracts may be capable of being terminated. Such termination may result in termination payments becoming payable as well as having an adverse effect on cash flows. On September 23, 2004 we announced that we had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of our creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on October 1, 2003.

The Government Facility will mature on the earliest of (1) January 31, 2005 (2) the date on which the Proposed Restructuring becomes effective and (3) any date notified by the Secretary of State to us on which repayment of amounts outstanding under the Government Facility are required as a result of a Commission decision or an obligation under EU law. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, no further drawings can be made under the Government Facility. Since no incremental collateral can be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The final maturity date has now been amended from September 30, 2004 to January 31, 2005.

Our strategy for securing part of our income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which we are able to trade forward is therefore limited by the amount of collateral available.

The Board remains of the opinion that the working capital available to us is not sufficient for our present requirements pending the Proposed Restructuring. We continue to take steps with a view to improving this situation. The Board continues to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the Proposed Restructuring. On August 25, 2004 BEG entered into a three year trade receivables financing facility (‘Receivables Facility’) with a financial institution under which, on utilization, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilization, which, in turn, is subject, inter alia, to seasonal changes in the demand and price for electricity and to limits on customer concentrations within the receivables portfolio. On completion of the Proposed Restructuring the Receivables Facility will be guaranteed by the other principal companies within the Group (excluding EPL). The Receivables Facility is subject to customary representations, warranties and covenants appropriate to the financial situation of BEG and the prospective guarantors. Events of default include, inter alia, non-payment, cross-default, occurrence of insolvency related events, revocation of the electricity supply license and the exercise by the Secretary of State of her right not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable without access to additional financing. As at September 30, 2004, the Receivables Facility had not been utilized.

The Proposed Restructuring remains subject to a large number of important conditions, including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, we will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured British Energy Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change on our (or on EPL’s) current or future business or operations, financial or trading position, profits or prospects or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	the Creditors’ Scheme becoming effective;

•	continuation of the standstill arrangements;

•	and agreement on presently unsettled documents with creditors, Scottish court approval and listing of the New Shares and New Bonds referred to above and the delisting of the Company’s ordinary shares and A shares.

Some uncertainties that may affect our cash flow position, performance or outlook are described in this Management’s Discussion and Analysis of Results of Operations and Financial Condition.

If the conditions to the Proposed Restructuring are not fulfilled, or if our cash generating initiatives are not achieved in each case, within the time scales envisaged or required, or if there is a material deterioration in our cash flow position, performance or outlook, or if the Government Facility ceases to be available or if the restructuring and standstill arrangements which we have entered into with certain of our creditors are terminated, we may be unable to meet our financial obligations as they fall due and consequently we may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Contingent Assets and Liabilities

Contingent Assets

On March 31, 2003 and May 16, 2003, we announced that we had exchanged contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front-end contracts contained in the March 2003 Deeds of Amendment to the Existing AGR Fuel Supply Agreement became effective on April 1, 2003 but (except in relation to the new arrangements for the supply of uranics to BEG) may be terminated if the Proposed Restructuring is not completed. The revised back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on April 1, 2003.

The financial statements for the three-month period have been prepared upon the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the conditions set out in the revised contracts.

The consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back-end contracts, which amounted to an increase in the charge of £1m in the quarter. The effect of the revised contracts will be recognized on the completion of the Proposed Restructuring, together with other restructuring adjustments. The cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back-end contracts, of £23.9/MWh.

As noted above and as part of the standstill arrangements, we have made payments during the year to BNFL as if the revised BNFL back-end contracts were in place. The difference in the cash payments that include the profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by us, provided the Proposed Restructuring is completed. These amounts totalled £338m at June 30, 2004, an increase of £32m from £306m at March 31, 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back-end BNFL contracts.

	£m	£m
Opening balance at April 1, 2004		306
Amounts payable to BNFL under the historic back-end contracts for the period	64
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analysed as follows:
Amounts settled	(26)
Amounts included in accruals at quarter end	(13)

Cash flow benefit arising within the quarter	25
Finance charges accrued on amounts stoodstill	7

		32
Closing balance at June 30, 2004		338

The net benefit under the revised BNFL back-end contracts to the date of the Proposed Restructuring will be recognized in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognized will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between April 1, 2004 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. We received C$20m on March 22, 2004 and C$10m on May 25, 2004 in partial consideration under the Trust Agreement. We are seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Unit 4 restarted earlier than these dates but have not recognized any additional amounts on our balance sheet at June 30, 2004 because of uncertainties regarding their realization. We are in discussion with the Ontario Provincial Government which has indicated that it considers that the units may have restarted, for the purposes of the Trust Agreement, at later dates. The amounts recoverable in respect of the restarts will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

Contingent Liabilities

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The principal tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of our part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at June 30, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at December 21, 2003 we may be required to make a payment to Exelon of up to US$13.7m. We served a Dispute Notice on Exelon on June 4, 2004 to preserve our rights and the parties are endeavoring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute.

Post Balance Sheet Events

Output Forecast

On July 30, 2004 we announced that following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate, we decided that further work to demonstrate the integrity of certain boilers was necessary. This work entails intrusive visual inspections of a number of boiler closures at Heysham 1 (one reactor is shut down and the other was shut down for its statutory outage in early September) and at Hartlepool (one reactor is currently shut down and there is no impact on the operation of the other reactor).

At the same time we also announced our revised target of annual nuclear output of around 61.5 TWh for the 2004/05 financial year. We are satisfied that, in our current circumstances, the impact of this downward revision in output target on the carrying value of our nuclear assets is not material. The expected annual nuclear output for the year ending March 31, 2005 will be given in the prospectus which is to be published pursuant to the Proposed Restructuring.

Exelon

As a result of the ongoing discussions with Exelon outlined in note 8 of the financial statements and Item 2 ‘Management’s Discussion and Analysis of Results of Operations and Financial Condition’ - Contingent Liabilities, we are reviewing with Exelon a working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale and this, if agreed, may result in a reduction in the purchase price payable by Exelon, with the reduction currently estimated to be in the range of up to US$6.3m.

Polygon

On September 3, 2004 two groups of shareholders, together holding 10.22% of our ordinary shares, requisitioned an extraordinary general meeting (the ‘Requisitioned EGM’). Those groups of shareholders were Polygon Investment Partners LLP (‘Polygon’), Brandes Investment Partners LLP (‘Brandes’) and their respective associates. We are, as a result, obliged under the Companies Act to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If we were required, under the terms of the Creditor Restructuring Agreement, to take steps to cancel the London listings of our shares, but could not do so as a result of a failure to achieve such shareholder approval, the Company believes, having taken legal advice, that it would be likely to be in breach of the Creditor Restructuring Agreement.

We announced on September 23, that the Requisitioned EGM will be held on October 22, 2004 and that as a result of this attempt to frustrate the Proposed Restructuring agreed by the Company in October 2003, we would be applying to the UKLA to cancel the listings of our ordinary and A Shares. As a consequence, and as announced on September 23, 2004, the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. The suspension and possible delisting from the NYSE does not affect our status as a SEC registrant under the US Securities Exchange Act 1934, or our periodic reporting obligations.

On September 24, 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Creditor Restructuring Agreement long stop date of January 31, 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to a new intermediate holding company of the restructured British Energy group.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they now believe there is no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently have confirmed that they will vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM will take place on October 22, 2004 as described in the notice mailed to our shareholders. We continue to reiterate our unanimous recommendation to all shareholders to vote against the resolutions proposed for the Requisitioned EGM.

Corporate Headquarters

On September 15, 2004 we announced the proposed sale of our corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.625m and a potential additional cash payment of up to £0.25m if certain letting arrangements come to fruition. We have also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 we signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland. Included within the depreciation charge for the quarter is a charge of £3m to align the carrying value of our corporate headquarters to its market value.

State Aid

On September 22, 2004 we announced the receipt by the Secretary of State of notification from the European Commission that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The European Commission’s decision is subject to the following conditions:

•	the Company’s nuclear and generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidize any of the Company’s businesses. This measure will last indefinitely;

•	there is to be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholsesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The European Commission has set down an additional requirement that a threshold of £1.629 billion be set for the aid, above which the European Commission can request enhanced reporting to satisfy themselves that the aid is being kept to a minimum and is only being used for authorized purposes.

Credit Rating

On September 23, 2004 we announced that we had received indicative non-investment grade ratings for the £550m of New Bonds that are to be issued to certain of our creditors and to the Nuclear Liabilities Fund Limited upon completion of the Proposed Restructuring pursuant to the terms announced on October 1, 2003.

Classification of British Energy in the Public Sector

On September 24, 2004 the United Kingdom Office for National Statistics (‘ONS’) announced that, with effect from September 9, 2002, the date on which the Credit Facility was granted, we would be classified as in the public sector. This classification was stated by the ONS to reflect the degree of control that can be exercised by the Government over us, first through the Credit Facility, and then as a result of the terms of our Proposed Restructuring. Prior to this announcement the ONS classified British Energy as part of the private sector.

The ONS’s decision was made for UK National Accounts purposes and was dependent upon a judgement about the degree of control exercised by Government. The ONS has acknowledged that, following completion of the Proposed Restructuring, no one factor constitutes the degree of control necessary for a classification in the public sector. The decision is based on the view that, taken together, a number of factors represent a high degree of UK Government control. The background to and terms of the Proposed Restructuring are detailed in note 1 to the financial statements.

The ONS has noted that as the Proposed Restructuring process has not been finalized, some of the details of its decision may change, and as a result this classification (as it applies to the Company post-restructuring) is provisional.

We are currently assessing the implications of this decision for our business. In particular, we are giving thought to those relationships that will exist post-restructuring that may require to be disclosed under SFAS 57 – ‘Related Party Disclosures’ in our financial statements for the year ending March 31, 2005. We have not, as yet, finalized our conclusions on this.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•	we are required to fund a cash reserve out of our net cash flow in order to support British Energy Group plc’s collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is £490 million plus the amount by which cash employed as collateral exceeds £200 million (the ‘Target Amount’). Prior to paying any dividend, our cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the ‘Payment Percentage’). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants, including a restriction that allows us to pay a dividend only if no event of default has occurred; and

•	British Energy plc is incorporated in the UK and must comply with all UK legislation affecting companies incorporated in the UK. One such requirement under UK legislation is that in order to declare dividends we must have distributable reserves as defined by the UK Companies Act 1985.

As a result of these restrictions and after making a prudent allowance for collateral requirements, we believe that the earliest period for which a dividend may be declared is the financial year 2006/07.

Subject to these restrictions, we intend to distribute to shareholders as much of our available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which we might otherwise be permitted to pay a dividend, the directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to our pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings))or retain Cash Reserves in excess of the Target Amount.

Movements in our operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid may vary in size and frequency.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by us at June 30, 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. We use derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (the ‘NEA’). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (the ‘UK Decommissioning Fund’) and the Group’s pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manage electricity trading risks. The Power and Energy Trading Division operate within policies and procedures that are approved by the Board and monitored by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the ‘Treasury Department’). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £367m as at June 30, 2004) have been amended as part of the Proposed Restructuring process. The effect has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, we had mixed rate derivatives with a market value of £29m at June 30, 2004 that were originally established as an interest rate hedge. These derivatives are marked to market value.

At June 30, 2004 the total of investments in cash and cash equivalents and restricted cash amounted to £501m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At June 30, 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.5%. Term deposits, money market funds and bank balances at June 30, 2004 include £321m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.5%. Availability of this cash is, therefore, restricted over the periods of the collateralized positions.

As the deposit terms are short-term, the carrying value of our investment in cash and cash equivalents at June 30, 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power and AmerGen. When these cash flows become more certain in the future we will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk. At June 30, 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

Our trading activities relate principally to supporting our power generation business and our direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of our trading activities is to increase the return on our assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. We generally sell all planned nuclear output forward and to minimize our exposure to unfavorable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from our nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

Our policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. A sub-committee of the Executive Committee strictly monitors electricity trading activities and places controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two stations in Scotland will continue to be sold under the terms of the Nuclear Energy Agreement to Scottish Power and Scottish and Southern Energy until April 1, 2006, or the introduction of BETTA (currently scheduled for April 1, 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the our UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between us and the UK decommissioning fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. We are ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance held by the UK Decommissioning Fund was recorded in the balance sheet at £453m at June 30, 2004, which approximates to its market value. The UK Decommissioning Fund comprised property and debt and equity securities with market values of £47m and £406m respectively at June 30, 2004.

If the Proposed Restructuring is completed, our liabilities in respect of the decommissioning of our stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, our level of obligation for decommissioning liabilities will be predetermined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

We reported a deficit of £145m on our Group pension schemes in our financial statements at March 31, 2004. At that date the Group pension schemes’ assets were valued at £1,822m of which £1,571m was held in equities and bonds. At June 30, 2004, the deficit was £154m and the Group pension schemes’ assets were valued at £1,827m of which £1,582m was held in equities and bonds. The level of employer contributions to the Group pension schemes will be re-assessed following the triennial actuarial valuation that will be carried out with an effective date of March 31, 2004 and is expected to be completed in October 2004. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Item 4. Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure of controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare this report. Our disclosure of controls and procedures are effective in ensuring that information required to be disclosed in our reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We are continuing to evaluate our controls and procedures with respect to the accounting for derivative financial instruments and are making certain procedural amendments going forward.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

For additional information concerning litigation and other contingencies, see note 8 to the Consolidated Financial Statements in this Report and Item 4 ‘Information on the Company’, note 32 ‘Contingent Assets’ and note 33 ‘Contingent Liabilities’ of Item 18 “Financial Statements” to our March 31, 2004 20-F dated September 30, 2004.

Item 2. Defaults Upon Senior Securities

As part of the Proposed Restructuring described in “Management’s Analysis of Operations and Financial Condition” we entered into binding standstill agreements with the Significant Creditors and Bondholders. As part of the standstill agreements, no repayments of the principal amount outstanding have been made, however interest continues to be paid on the affected debt securities. The following table lists the affected series of debt securities:

Debts Series	Principal Amount Outstanding
Long term project finance loan at sterling LIBOR plus 1.3%	£475 million

Fixed rate bond due 2003 at 5.949%	£110 million

Fixed rate bond due 2006 at 6.077%	£163 million

Fixed rate bond due 2016 at 6.202%	£135 million

The maturities assume no debt has been accelerated and reflect the standstill arrangements as part of the Proposed Restructuring.

The long-term project finance loan is secured on the assets of EPL. Amounts owed by EPL to the lenders are not guaranteed by the Company but we guarantee the payment of amounts by BEPET to EPL. The contractual amounts payable by BEPET are calculated so as to cover EPL’s borrowing requirements and operating costs. The final instalment of loan principal is scheduled to be repaid in 2011.

Item 3. Other Information

UK GAAP to US GAAP reconciliation

We report our results under both UK GAAP and US GAAP. These results can vary significantly from each other due to differing accounting treatments between UK GAAP and US GAAP. A detailed description of the differences between UK GAAP and US GAAP as they relate to us are set out in note 36 of the Form 20-F for the year ended March 31, 2004 filed on September 30, 2004 which is also available on our website. A summary of the more significant differences is included below.

Asset Retirement Obligations

Under US GAAP we record our asset retirement obligations related to decommissioning costs and back-end fuel costs at fair value, determined by discounting the expected future cash flows at the credit adjusted risk free rate. As a result, we have a lower asset retirement obligation under US GAAP due to using a higher discount rate under US GAAP than UK GAAP.

Pension Costs

Under US GAAP we record our employee pension costs in accordance with SFAS 87 – ‘Employers’ Accounting for Pensions’. SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 – ‘Accounting for Pension Costs’, which aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the statement of income over the expected average remaining service lives of current employees in the schemes.

Fixed Asset Impairment

There have been impairment charges and reversals under UK GAAP in previous periods. There have also been differing impairment charges under US GAAP from those recorded under UK GAAP (US GAAP does not permit the reversal of previous impairment charges). Fixed asset additions have also differed due to these impairment reviews and differing capitalization requirements between UK GAAP and US GAAP As a result, our fixed assets are different under UK GAAP and US GAAP.

Derivative instruments

Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices under UK GAAP. Subsequent movements in their fair value are reflected in the profit and loss account. Interest rate swaps and forward rate agreements are not marked to market each reporting period. Rather profits and losses on such derivatives are reported in the profit and loss account in the period in which the underlying hedging transactions are completed. When an anticipated transaction is no longer likely to occur, any deferred gain or loss that has arisen on the related derivative is recognized in the profit and loss account together with any gain or loss on the terminated item. SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 – ‘Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB statement No. 133’, SFAS 138 – ‘Accounting for certain Derivative Instruments and certain Hedging Activities’ and SFAS 149 (hereinafter referred to collectively as ‘SFAS 133’) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

US GAAP requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value each reporting period. US GAAP prescribes specific requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

As a result, our accounting for derivatives under UK GAAP and US GAAP is not the same.

Comparison of results under UK GAAP and US GAAP

Under US GAAP the loss after tax for the three months ended June 30, 2004 was £159m compared with a loss of £115m under UK GAAP. Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), previous fixed asset impairment reviews, derivative instruments and the deferred tax implications of these adjustments.

The deficit on equity shareholders’ funds under US GAAP at June 30, 2004 was £1,713m compared with the deficit on equity shareholders’ funds under UK GAAP of £3,374m. Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), pension costs, fixed asset impairment and derivative instruments and the deferred tax implications of these adjustments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

Date: September 30, 2004	By:	/s/ Mike Alexander
Mike Alexander
Chief Executive Officer

Date: September 30, 2004	By:	/s/ Martin Gatto
Martin Gatto
Chief Financial Officer

CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy plc (the ‘registrant’), certify that:

1.	I have reviewed this quarterly report for the three-month period ended June 30, 2004 (the ‘report’) of the registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this quarterly report (the ‘Evaluation Date’); and

(c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 30, 2004		/s/ Mike Alexander
	Name:	Mike Alexander
	Title:	Chief Executive Officer

CERTIFICATION

I, Martin Gatto, Chief Financial Officer of British Energy plc (the ‘registrant’), certify that:

1.	I have reviewed this quarterly report for the three-month period ended June 30, 2004 (the ‘report’) of the registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this quarterly report (the ‘Evaluation Date’); and

(c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 30, 2004		/s/ Martin Gatto
	Name:	Martin Gatto
	Title:	Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, that:

(1)	The quarterly report for the period ended June 30, 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: September 30, 2004	/s/ Mike Alexander
Mike Alexander
Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Martin Gatto, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, that:

(1)	The quarterly report for the period ended June 30, 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: September 30, 2004	/s/ Martin Gatto
Martin Gatto
Chief Financial Officer